FILED PURSUANT TO RULE 424 (B)(3)
REGISTRATION NO: 333-146959

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 11 DATED APRIL 2, 2009

TO THE PROSPECTUS DATED MARCH 17, 2008

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated March 17, 2008 and Supplement No. 10 dated March 16, 2009. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering;

•	the second quarter 2009 distribution declaration and our distribution history;

•	revisions and additions to the “Risk Factors – Risks Related to an Investment in Strategic Storage Trust, Inc.” section of the prospectus;

•	selected financial data for the year ended December 31, 2008;

•

replacement of the “Plan of Operation” section of the prospectus with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to include information for the year ended December 31, 2008; and

•	our December 31, 2008 audited consolidated financial statements.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on March 17, 2008. Through March 25, 2009, we have received aggregate gross offering proceeds of approximately $31.5 million from the sale of approximately 3.1 million shares in our initial public offering. As of March 25, 2009, approximately 96.9 million shares remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. The initial public offering will not last beyond March 17, 2010 (two years after the date of the prospectus). We also reserve the right to terminate the initial public offering at any time.

Second Quarter of 2009 Distribution Declaration and Our Distribution History

On March 24, 2009, our board of directors declared a distribution rate for the second quarter of 2009 of $0.00191781 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 7% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on our books at the close of business on each day during the period, commencing on April 1, 2009 and continuing on each day thereafter through and including June 30, 2009. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our President may determine. At this time, we intend to fund all of our distributions for the second quarter of 2009 from proceeds raised in this offering and operating revenues generated from our acquisitions, as well as any future investments made during the second quarter of 2009.

The following table shows the distributions we have declared and paid through March 25, 2009:

Quarter	Total Distributions Declared and Paid (1)	Distributions Declared per Common Share (2)		Annualized Percentage Return
2nd Quarter 2008	$15,490	$.07	(3)	7.00%
3rd Quarter 2008	$120,573	$.18		7.00%
4th Quarter 2008	$283,108	$.18		7.00%
1st Quarter 2009	$448,304	$.18		7.00%

(1)

Declared distributions are paid monthly in arrears. All distributions declared have been paid, except for distributions related to shares owned during March 2009, which are scheduled to be paid on or about April 15, 2009.

(2)	Distributions declared per common share amounts are rounded to the nearest $.01.

(3)	Distributions began on May 22, 2008, the date we satisfied the minimum offering requirements.

We have paid a total of approximately $688,000 in distributions through March 25, 2009, of which amount approximately $229,000 have been reinvested pursuant to our distribution reinvestment plan. All of these distributions have been paid from proceeds of our initial public offering.

Revisions and Additions to the “Risk Factors – Risks Related to an Investment in Strategic Storage Trust, Inc.” Section of the Prospectus

The first risk factor listed in the “Risk Factors – Risks Related to an Investment in Strategic Storage Trust, Inc.” section on page 16 of the prospectus is hereby amended and restated into two separate risks, and we have added a risk factor relating to losses as follows:

“We have a limited operating history and limited established financing sources, and we cannot assure you that we will be successful in the marketplace.

We were incorporated in August 2007 and commenced active business operations on May 22, 2008. We have made a limited number of investments in real estate to date. You should consider our prospects in light of the risks uncertainties and difficulties frequently encountered by companies that are, like us, in their early state of development.

To be successful in this market, we must, among other things:

•	identify and acquire investments that further our investment objectives;

•	increase awareness of the “Strategic Storage Trust, Inc.” name within the investment products market;

•	expand and maintain our network of participating broker-dealers;

•	attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations;

•	respond to competition for our targeted real estate properties and other investments as well as for potential investors; and

•	continue to build and expand our operational structure to support our business.

We cannot guarantee that we will succeed in achieving these goals, and our failure to do so could cause stockholders to lose all or a portion of their investment.

The prior performance of real estate investment programs sponsored by affiliates of our advisor may not be an indication of our future results.

Stockholders should not rely upon the past performance of other real estate investment programs sponsored by affiliates of our advisor to predict our future results. As stated, we have made a limited number of investments in real estate. Although members of our advisor’s management team have significant experience in the acquisition, finance, management and development of commercial real estate, including self storage properties, our offering is the first publicly offered REIT sponsored by our advisor or its affiliates. Accordingly, the prior performance of real estate investment programs sponsored by our advisor and its affiliates may not be indicative of our future results.

We have incurred operating losses to date and we expect such losses to continue in the future.

We incurred a net loss of $1.5 million for fiscal year ended December 31, 2008, our initial year of operations. In addition, in December 2007, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, which requires among other things, that we expense our acquisition-related costs, including acquisition fees and expenses paid to our advisor, as such costs are incurred. Since we are in the fundraising and acquisition stage of our development, we expect to make significant acquisitions during 2009 and the next several years, which will result in substantial acquisition-related costs being treated as expenses and thereby reducing income. Therefore, we cannot guarantee that our operations will be profitable in the future.”

Selected Financial Data

The following selected financial and operating information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements and related notes thereto included elsewhere in this supplement:

	For the Year Ended December 31, 2008	For the Period from August 14, 2007 through December 31, 2007
Operating Data
Total revenues	$365,651	$—
Loss from continuing operations	(1,504,293)	—
Net loss	(1,504,293)	—
Loss from continuing operations per common share-basic and diluted	(2.50)	—
Dividends declared per common share (annualized)	0.70	—

Balance Sheet Data
Real estate facilities	$15,166,724	$—
Total assets	19,819,983	201,000
Total debt	4,000,000	—
Total liabilities	5,532,519	—
Stockholders’ equity	14,186,744	1,000

Other Data
Net cash used in operating activities	$(1,106,248)	$—
Net cash used in investing activities	(16,311,595)	—
Net cash provided by financing activities	19,831,475	—

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying December 31, 2008 audited consolidated financial statements and the notes thereto contained in this supplement.

Forward-Looking Statements

This supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, including known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this supplement. Any such forward-looking statements are subject to risks, uncertainties, and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. See the risk factors in our prospectus for a discussion of the risks and uncertainties that could cause actual results to differ materially from those presented in our forward-looking statements.

Overview

We were formed on August 14, 2007 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities and related self storage real estate investments. We are a newly formed entity and are subject to the general risks associated with a start-up enterprise, including the risk of business failure. Our year end is December 31.

On August 24, 2007, our advisor purchased 100 shares of common stock for $1,000 and became our initial stockholder. Our charter authorizes 700,000,000 shares of common stock with a par value of $0.001 and 200,000,000 shares of preferred stock with a par value of $0.001. We are currently offering a maximum of 110,000,000 shares of common stock in the offering, consisting of 100,000,000 shares for sale to the public in the primary offering and 10,000,000 shares for sale pursuant to our distribution reinvestment plan.

On March 17, 2008, the SEC declared our registration statement effective. On May 22, 2008, we satisfied the minimum offering requirements of the primary offering and commenced formal operations. As of December 31, 2008, we had issued approximately 2.1 million shares of our common stock for gross proceeds of approximately $20.8 million.

In addition to being the sponsor of our offering, our sponsor owns a majority of Strategic Storage Holdings, LLC, which is the sole member of our advisor and our property manager.

On September 25, 2008, we closed on the purchase of our first two self storage facilities located in Biloxi, Mississippi and Gulf Breeze, Florida. The purchase price for the two facilities was $10,760,000 exclusive of closing costs and acquisition fees. The acquisition was funded by net proceeds from the offering and a $4 million loan secured by the two facilities.

On December 19, 2008, we closed on the purchase of our third self storage facility located in Manassas, Virginia. The purchase price for this facility was $4,700,000 exclusive of closing costs and acquisition fees. This acquisition was funded by net proceeds from the offering.

As of December 31, 2008, we own three self storage facilities totaling 196,500 rentable square feet.

We derive revenues principally from rents received from our customers who rent units at our self storage facilities under month-to-month leases. Therefore our operating results depend significantly on our ability to retain our existing customers and lease our available self storage units to new customers, while maintaining and, where possible, increasing the prices for our self storage units. Additionally, our operating results depend on our customers making their required rental payments to us. We believe that our property manager’s approach to the management and operation of our facilities, which emphasizes local market oversight and control, results in quick and effective response to changes in local market conditions, including increasing rents and/or increasing occupancy levels where appropriate.

Competition in the market areas which we operate is significant and affects the occupancy levels, rental rates, rental revenues and operating expenses of our facilities. Development of any new self storage facilities would intensify competition of self storage operators in markets in which we operate.

We believe that we will experience minor seasonal fluctuations in the occupancy levels of our facilities, which we believe will be slightly higher over the summer months due to increased moving activity.

We have no paid employees and are externally advised and managed by our advisor.

Critical Accounting Estimates

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”). Preparing financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Following is a discussion of the estimates and assumptions used in setting accounting policies that we consider critical in the presentation of our financial statements. Many estimates and assumptions involved in the application of GAAP may have a material impact on our financial condition or operating performance, or on the comparability of such information to amounts reported for other periods, because of the subjectivity and judgment required to account for highly uncertain items or the susceptibility of such items to change. These estimates and assumptions affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities at the dates of the financial statements and our reported amounts of revenue and expenses during the period covered by this supplement. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues and expenses would have been recorded, thus resulting in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe that our critical accounting policies include the following: real estate purchase price allocations; the evaluation of whether any of our real estate assets have been impaired; the determination of the useful lives of our long lived assets; and the evaluation of the consolidation of our interests in joint ventures. The following discussion of these policies supplements, but does not supplant the description of our significant accounting policies, as contained in Note 2 to the consolidated financial statements included in this supplement, and is intended to present our analysis of the uncertainties involved in arriving upon and applying each policy.

Real Estate Purchase Price Allocation

We allocate the purchase prices of acquired properties based on a number of estimates and assumptions. We allocate the purchase prices to the tangible and intangible assets acquired and the liabilities assumed based on estimated fair values. These estimated fair values will be based upon comparable market sales information for land and estimates of depreciated replacement cost of equipment, building and site improvements. Acquisitions of portfolios of properties will be allocated to the individual properties based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which we will estimate based upon the relative size, age, and location of the individual property along with actual historical and estimated occupancy and rental rate levels, and other relevant factors. If available, and determined by management to be appropriate, appraised values will be used, rather than these estimated values. Because we believe that substantially all of the leases in place at properties we will acquire will be at market rates, as the majority of the leases are month-to-month contracts, we do not expect to allocate any portion of the purchase prices to above or below market leases. The determination of market rates is also subject to a number of estimates and assumptions. Our allocations of purchase prices could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such allocations may vary dramatically based on the estimates and assumptions we use.

Impairment of Real Property Assets

The majority of our assets consist of long-lived real estate assets. We will continually evaluate such assets for impairment based on events and changes in circumstances that may arise in the future and that may impact the carrying amounts of our real estate assets. When indicators of potential impairment are present, we will assess the recoverability of the particular real estate asset by determining whether the carrying value of the real estate asset will be recovered, through an evaluation of the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. This evaluation is based on a number of estimates and assumptions. Based on this evaluation, if the expected undiscounted future cash flows do not exceed the carrying value, we will adjust the real estate asset to fair value and recognize an impairment loss. Our evaluation of the impairment of real property assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the amount of impairment loss, if any, recognized may vary based on the estimates and assumptions we use.

Estimated Useful Lives of Long-Lived Assets

We assess the useful lives of the assets underlying our properties based upon a subjective determination of the period of future benefit for each asset. We will record depreciation expense with respect to these assets based upon the estimated useful lives we determine. Our determinations of the useful lives of the assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such determinations, and the corresponding amount of depreciation expense, may vary dramatically based on the estimates and assumptions we use.

Consolidation of Investments in Joint Ventures

We evaluate the consolidation of our investments in joint ventures according to ARB No. 51 pursuant to FIN 46R. This evaluation requires us to determine whether we have a controlling interest in a joint venture through a means other than voting rights, and, if so, such joint venture may be required to be consolidated in our financial statements. Our evaluation of our joint ventures under FIN 46R could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the entities included in our financial statements may vary based on the estimates and assumptions we use.

REIT Qualification

We intend to make an election under Section 856(c) of the Code to be taxed as a REIT commencing with the taxable year ended December 31, 2008. By qualifying as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and could have a material adverse impact on our financial conditions and results of operations. However, we believe that we are organized and will operate in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes commencing with the year ending December 31, 2008, and we intend to continue to operate as to remain qualified as a REIT for federal income tax purposes.

Results of Operations

Overview

On May 22, 2008, we satisfied the minimum offering requirements of the primary offering and commenced formal operations. On September 25, 2008, we closed on the purchase of our first two self storage facilities. On December 19, 2008, we closed on the purchase of our third self storage facility. The operating results of such facilities are included in our results of operations from their respective purchase dates. As we had no operations during 2007, no comparative information or discussion of 2007 results is presented.

Our results of operations for the year ended December 31, 2008, are not indicative of those expected in future periods as we expect that rental income, operating expenses, depreciation and amortization expense and interest expense will each significantly increase in future periods as a result of anticipated future acquisitions of real estate assets.

Operating results for the year ended December 31, 2008

Self Storage Rental Income

Rental income for the year ended December 31, 2008, was $363,006, which represents the rental revenue of two self storage facilities acquired on September 25, 2008 and 13 days of rental income of a self storage facility acquired on December 19, 2008. We expect rental income to increase in future periods as we acquire additional operating facilities.

Property Operating Expenses

Property operating expenses for the year ended December 31, 2008, were $174,025, which represents the operating expenses of two self storage facilities acquired on September 25, 2008, and 13 days of operating expenses of a self storage facility acquired on December 19, 2008. Property operating expenses include the costs to operate our facilities including payroll, utilities, insurance, real estate taxes, marketing, property management fees and asset management fees. Of the total operating expenses, $54,485 were paid to affiliates. We expect property operating expenses to increase in future periods as we acquire additional operating facilities.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2008, were $1,247,654. Such expenses consist primarily of legal expenses, directors and officers’ insurance expense, an allocation of a portion of our advisor’s payroll related costs and board of directors meetings related costs. We expect general and administrative costs to increase in future periods as we make additional investments, but expect such expenses to decrease as a percentage of total revenues.

Depreciation and Amortization Expenses

Depreciation and amortization expenses were $259,991 for the year ended December 31, 2008. Depreciation expense consists primarily of deprecation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions in 2008. We expect depreciation and amortization expenses to increase in future periods as we acquire additional operating facilities.

Interest Expense

Interest expense was $141,555 for the year ended December 31, 2008, and relates to interest incurred on the loan which partially funded our acquisition of two self storage facilities on September 25, 2008. We expect interest expense to increase in future periods as we acquire additional operating facilities.

Other financing costs

Other financing costs were $48,490 for the year ended December 31, 2008, and represent costs incurred in seeking financing for the acquisition of two self storage facilities, which closed on September 25, 2008, for financing that was ultimately not obtained.

Funds From Operations

We believe that funds from operations (“FFO”) provides relevant and meaningful information about our operating performance that is necessary, along with net income and cash flows, for an understanding of our operating results. Because FFO calculations exclude such factors as depreciation and amortization of real estate assets and gains from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful life estimates), they facilitate comparisons of operating performance between periods and between other REIT’s. We believe that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. Other REIT’s may not define FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition or may interpret the current NAREIT definition differently from us.

FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table for the year ended December 31, 2008:

Net loss	$(1,504,293)
Add:
Depreciation	111,256
Amortization of intangible assets	148,735

FFO	$(1,244,302)

Weighted average shares outstanding- basic and diluted	601,403

Liquidity and Capital Resources

Short-Term Liquidity and Capital Resources

Through May 22, 2008, the date we satisfied the minimum offering requirements of the primary offering, we met our short-term operating liquidity requirements through advances from our advisor or its affiliates, as we needed to fund our operating expenses incurred before we raised the minimum offering. We generally expect that we will meet our short-term operating liquidity requirements from the combination of proceeds of the offering, net cash provided by property operations and advances from our advisor which will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in our advisory agreement with our advisor. Per the advisory agreement, all advances from our advisor shall be reimbursed no less frequently than monthly, although our advisor has indicated that it may waive such a requirement on a month-by-month basis. The organizational and offering costs associated with the offering will initially be paid by us or our advisor. Our advisor must reimburse us within 60 days after the end of the month in which the offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the primary offering. Operating cash flows are expected to increase as properties are added to our portfolio.

Net cash flows provided by financing activities for the year ended December 31, 2008 were approximately $19.8 million, consisting primarily of net proceeds from issuance of common stock in the offering of approximately $16 million, borrowings related to purchase of real estate facilities of $4 million and amounts due to our affiliates of approximately $1 million, offset by distributions paid of approximately $196,000, deferred financing costs related to borrowings of approximately $166,000 and funds due from our escrow company for offering proceeds of approximately $809,000. Net cash flows used in investing activities for the year ended December 31, 2008 totaled approximately $16.3 million, which principally represents the purchase price, acquisition fees and closing costs related to the three self storage facilities we acquired in 2008. Net cash flows used in operating activities for the year ended December 31, 2008 were approximately $1.1 million, consisting primarily of our net loss of approximately $1.5 million less depreciation and amortization expense and changes in certain of our operating assets and liabilities.

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness. The Spectrum Promissory Note, which was set to mature on March 25, 2009, was repaid in full on March 16, 2009, through us entering into a loan agreement with a new lender (See Subsequent Events below). Generally, cash needs for items, other than property acquisitions, will be met from operations and proceeds received from the offering. However, there may be a delay between the sale of our shares and our purchase of properties that could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations. Our advisor will evaluate potential additional property acquisitions and engage in negotiations with sellers on our behalf. After a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence, which includes, among other items, review of the title insurance commitment, an appraisal and an environmental analysis. In some instances, the proposed acquisition will require the negotiation of final binding agreements, which may include financing documents. During this period, we may decide to temporarily invest any unused proceeds from the offering in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

Our board of directors will determine the amount and timing of distributions to our stockholders and will base such determination on a number of factors, including funds available for payment of distributions, financial condition, capital expenditure requirements and annual distribution requirements needed to maintain our status as a REIT under the Code.

Potential future sources of capital include proceeds from the offering, proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. To the extent we are not able to secure additional financing in the form of a credit facility or other third party source of liquidity, we will be heavily dependent upon the proceeds of the offering and income from operations in order to meet our long-term liquidity requirements and to fund our distributions.

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of December 31, 2008:

Payments Due by Period

Contractual Obligations	Total	Less than 1 Year
Outstanding Debt Obligations(1)	$4,000,000	$4,000,000
Purchase Obligations(2)	$9,900,000	$9,900,000

(1)	As of December 31, 2008, we had one outstanding debt obligation which consisted of a $4 million secured promissory note we entered into in connection with our purchase of two self storage facilities on September 25, 2008. This note matures on March 25, 2009, with the entire principal balance and all accrued interest coming due on such date, subject to three one-month extensions upon mutual consent. This note was repaid in full in March 2009. See Note 10 to our Consolidated Financial Statements.

(2)	As of December 31, 2008, we had entered into a purchase and sale agreement with unaffiliated third parties to acquire three self storage facilities located in Kentucky for a purchase price of $9,900,000. These facilities were acquired on February 12, 2008, using a combination of the net proceeds from the offering and seller financing of $4,500,000.

Subsequent Events

Offering Status

We commenced the initial public offering of shares of our common stock on March 17, 2008. Through March 25, 2009, we have received aggregate gross offering proceeds of approximately $31.5 million from the sale of approximately 3.1 million shares in our initial public offering. The initial public offering will not last beyond March 17, 2010 (two years after the date of the prospectus). We also reserve the right to terminate the initial public offering at any time.

Restricted Stock

On January 27, 2009, we issued 2,500 shares of restricted stock to each of our two independent board of directors. These shares will vest ratably over a period of four years from the date such director was appointed to our board of directors.

Acquisitions

On February 12, 2009, we acquired three self storage facilities located in Walton, Kentucky, Crescent Springs, Kentucky and Florence, Kentucky (the “Best Self Storage Portfolio”). We purchased the Best Self Storage Portfolio from unaffiliated third parties for a purchase price of $9.9 million plus closing costs and acquisition fees. We paid our advisor $247,500 in acquisition fees in connection with this acquisition. The acquisition was funded by net proceeds from the offering and two promissory notes totaling $4.5 million (the “Best Notes”) issued by the sellers. The Best Notes mature on February 12, 2014 and bear a fixed interest rate of 5% per annum during the first three of their five year terms and 6% per annum during the final two years of their five year terms. Mandatory prepayments of principal totaling $2.5 million are due on February 12, 2012. The Best Notes are secured by a mortgage, security agreement and financing statement on our interest in each of the three properties and are cross-collateralized.

Declaration of Dividends

On March 24, 2009, our board of directors declared a distribution rate for the second quarter of 2009 of $0.00191781 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 7% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on our books at the close of business on each day during the period, commencing on April 1, 2009 and continuing on each day thereafter through and including June 30, 2009.

Financing

On March 16, 2009, we, through two wholly-owned subsidiaries of our operating partnership, entered into a loan agreement and related secured promissory notes with BB&T Real Estate Funding LLC (“BB&T”) in the amount of $4,975,000 (collectively, the “BB&T Loan”). Proceeds from the BB&T Loan were used to pay off the Spectrum Promissory Note dated September 25, 2008, in the amount of $4,000,000, and to pay loan fees and closing costs in the amount of approximately $125,000, with additional proceeds to be used to fund future acquisitions and operating expenses. The BB&T Loan matures on April 1, 2012 and bears a variable interest rate of three-month LIBOR plus 450 basis points

(4.50%), with a minimum interest rate to be charged of 6.50% per annum. The interest rate will be adjusted monthly throughout the term of the BB&T Loan. We paid total loan fees in the amount of 1.5% of the funded loan amount. The BB&T Loan provides for interest-only payments during the first year of the loan term. During the second and third years of the loan term, monthly principal and interest payments shall be payable based on a 30-year amortization schedule in the second year and a 25-year amortization schedule in the third year. After March 31, 2010, we may prepay all of the BB&T Loan upon 30 days written notice to BB&T.

The BB&T Loan is secured by a deed of trust on our interest in the Biloxi Property, a mortgage on our interest in the Gulf Breeze Property, and related improvements, rents, furniture, fixtures and other items. In addition, we executed a guaranty in favor of BB&T guaranteeing the payment of the BB&T Loan. Upon the payoff of the BB&T Loan, we shall owe BB&T an exit fee in the amount of 1% of the loan proceeds, half of which shall be waived by BB&T if the payoff is accomplished with financing provided by BB&T or one of its affiliates.

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Strategic Storage Trust, Inc.

We have audited the accompanying consolidated balance sheets of Strategic Storage Trust, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2008 and the period from August 14, 2007 (date of inception) through December 31, 2007. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in the accompanying index. Strategic Storage Trust’s management is responsible for these financial statements and the financial statement schedule. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Strategic Storage Trust, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year ended December 31, 2008 and the period from August 14, 2007 through December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ REZNICK GROUP, P.C.

Baltimore, Maryland
March 30, 2009

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007
ASSETS
Cash and cash equivalents	$2,614,632	$201,000
Real estate facilities:
Land	3,512,365	—
Buildings	10,474,575	—
Site Improvements	1,179,784	—

	15,166,724	—
Accumulated depreciation	(89,516)	—

	15,077,208	—
Escrow receivable	809,214	—
Prepaid expenses	390,627	—
Deferred financing costs, net of accumulated amortization	77,374	—
Intangible assets, net of accumulated amortization	728,354	—
Other assets	122,574	—

Total assets	$19,819,983	$201,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Secured promissory note	$4,000,000	$—
Accounts payable and accrued liabilities	247,199	—
Due to affiliates	1,172,014	—
Distributions payable	113,306	—

Total liabilities	5,532,519	—
Minority interest	100,720	200,000
Commitments and contingencies (Note 6)
Stockholders’ equity:
Common stock, $0.001 par value; 700,000,000 shares authorized; 2,080,559 and 100 shares issued and outstanding at December 31, 2008 and December 31, 2007, respectively	2,081	1
Additional paid-in capital	16,108,127	999
Distributions	(419,171)	—
Accumulated deficit	(1,504,293)	—

Total stockholders’ equity	14,186,744	1,000

Total liabilities and stockholders’ equity	$19,819,983	$201,000

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31, 2008 and Period from August 14, 2007 through December 31, 2007

	2008	2007
Revenues:
Self storage rental income	$363,006	$—
Ancillary operating income	2,645	—

Total revenues	365,651	—

Operating expenses:
Property operating expenses	119,540	—
Property operating expenses – affiliates	54,485	—
General and administrative	1,247,654	—
Depreciation	111,256	—
Intangible amortization expense	148,735	—

Total operating expenses	1,681,670	—

Operating loss	(1,316,019)	—
Other income (expense):
Interest expense	(141,555)	—
Deferred financing amortization expense	(88,427)	—
Interest income	27,126	—
Other financing costs	(48,490)	—
Other	(27,678)	—

Loss before minority interest in loss of subsidiary	(1,595,043)	—
Minority interest in loss of subsidiary	90,750	—

Net loss	$(1,504,293)	$—

Net loss per share – basic and diluted	$(2.50)	$—

Weighted average shares outstanding	601,403	93

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Year Ended December 31, 2008 and Period from August 14, 2007 through December 31, 2007

	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Total
Balance as of August 14, 2007	—	$—	$—	$—	$—	$—
Gross proceeds from issuance of common stock	100	1	999	—	—	1,000

Balance as of December 31, 2007	100	1	999	—	—	1,000
Gross proceeds from issuance of common stock	2,068,042	2,068	20,664,901	—	—	20,666,969
Offering costs	—	—	(4,675,728)	—	—	(4,675,728)
Distributions	—	—	—	(419,171)	—	(419,171)
Issuance of shares for distribution reinvestment plan	12,417	12	117,955	—	—	117,967
Net loss	—	—	—	—	(1,504,293)	(1,504,293)

Balance as of December 31, 2008	2,080,559	$2,081	$16,108,127	$(419,171)	$(1,504,293)	$14,186,744

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31, 2008 and Period from August 14, 2007 through December 31, 2007

	2008	2007
Cash flows from operating activities:
Net loss	$(1,504,293)	$—
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization expense	348,417	—
Minority interest in loss of subsidiary	(90,750)	—
Increase (decrease) in cash from changes in assets and liabilities:
Other assets	(2,445)	—
Accounts payable and other accrued liabilities	247,199	—
Due to affiliates	18,469	—
Prepaid expenses	(122,845)	—

Net cash used in operating activities	(1,106,248)	—

Cash flows from investing activities
Purchase of real estate facilities	(16,043,813)	—
Deposits on acquisition of real estate facilities	(267,782)	—

Net cash flows used in investing activities	(16,311,595)	—

Cash flows from financing activities:
Secured promissory note	4,000,000	—
Deferred financing costs	(165,800)	—
Gross proceeds from issuance of common stock	20,666,969	1,000
Offering costs	(4,675,728)	—
Gross proceeds from minority interest investment	—	200,000
Escrow receivable	(809,214)	—
Due to affiliates	1,011,676	—
Distributions paid	(187,898)	—
Distributions paid to minority interest	(8,530)	—

Net cash flows provided by financing activities	19,831,475	201,000

Increase in cash and cash equivalents	2,413,632	201,000
Cash and cash equivalents, beginning of period	201,000	—

Cash and cash equivalents, end of period	$2,614,632	$201,000

Supplemental disclosures of non-cash transactions:
Cash paid for interest	$141,555	$—
Distributions payable	$113,306	$—
Issuance of shares for distribution reinvestment plan	$117,967	$—
Purchase of furniture and equipment	$141,869	$—

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

Note 1. Organization

Strategic Storage Trust, Inc., a Maryland corporation (the “Company”), was formed on August 14, 2007 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities. The Company is newly formed and is subject to the general risks associated with a start-up enterprise, including the risk of business failure. The Company’s year end is December 31. As used in this report, “we” “us” and “our” refer to Strategic Storage Trust, Inc.

U.S. Commercial LLC, a Virginia limited liability company, is the sponsor of our initial public offering. Our sponsor was formed on July 21, 2004 to engage in private structured offerings of limited partnerships and other entities with respect to the acquisition, management and disposition of commercial real estate assets. Our sponsor owns a majority of Strategic Storage Holdings, LLC, which is the sole member of our advisor and our property manager.

Our advisor is Strategic Storage Advisor, LLC, a Delaware limited liability company (our “Advisor”) which was formed on August 13, 2007. Our Advisor is responsible for managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf under the terms of an advisory agreement we have with our Advisor (our “Advisory Agreement”). Some of the officers of our Advisor are also officers of our sponsor.

On August 24, 2007, our Advisor purchased 100 shares of common stock for $1,000 and became our initial stockholder. Our Articles of Amendment and Restatement authorize 700,000,000 shares of common stock with a par value of $.001 and 200,000,000 shares of preferred stock with a par value of $.001. We are currently offering a maximum of 110,000,000 shares of common stock, consisting of 100,000,000 shares for sale to the public (the “Primary Offering”) and 10,000,000 shares for sale pursuant to our distribution reinvestment plan (collectively, the “Offering”).

On March 17, 2008, the Securities and Exchange Commission (“SEC”) declared our registration statement effective. On May 22, 2008, we satisfied the minimum offering requirements of the Primary Offering and commenced formal operations. As of December 31, 2008, we had issued approximately 2.1 million shares of our common stock for gross proceeds of approximately $20.8 million.

Our dealer manager, U.S. Select Securities LLC, is one of our affiliates. Our dealer manager is responsible for marketing our shares being offered pursuant to the Offering. We intend to invest the net proceeds from the Offering primarily in self storage facilities and related self storage real estate investments. On September 25, 2008, we acquired our first two self storage facilities and on December 19, 2008, we acquired our third self storage facility (See Note 3).

Our property manager is Strategic Storage Property Management, LLC, a Delaware limited liability company, which was formed in August 2007 to manage our properties. Our property manager will derive substantially all of its income from the property management services it will perform for us.

Our operating partnership, Strategic Storage Operating Partnership, L.P., a Delaware limited partnership (our “Operating Partnership”), was formed on August 14, 2007. On August 24, 2007, our Advisor purchased a limited partnership interest in our Operating Partnership for $200,000 and on August 24, 2007, we contributed the initial $1,000 capital contribution we received to our Operating Partnership in exchange for the general partner interest. Our Operating Partnership will own, directly or indirectly through one or more special purpose entities, all of the self storage properties that we acquire. We will conduct certain activities (such as selling packing supplies and locks and renting trucks or other

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

moving equipment) through our taxable REIT subsidiary, Strategic Storage TRS, Inc., a Delaware corporation (the “TRS”) formed on August 15, 2007, which is a wholly owned subsidiary of our Operating Partnership.

As we accept subscriptions for shares of our common stock, we transfer substantially all of the net proceeds of the Offering to our Operating Partnership as a capital contribution in exchange for additional units of interest in the Operating Partnership. However, we are deemed to have made capital contributions in the amount of the gross offering proceeds received from investors and the Operating Partnership is deemed to have simultaneously paid the sales commissions and other costs associated with the Offering. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that will be equivalent to the distributions made to holders of our common stock. Finally, a limited partner in our Operating Partnership may later exchange his or her limited partnership units in our Operating Partnership for shares of our common stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions as outlined in the limited partnership agreement. We are the sole general partner of our Operating Partnership and our Advisor is currently the only limited partner of our Operating Partnership. Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our Advisor pursuant to our Advisory Agreement.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

Our financial statements and the financial statements of our Operating Partnership, including its wholly owned subsidiaries, are consolidated in the accompanying consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

As of December 31, 2008, the Company’s account balances were fully insured by the Federal Deposit Insurance Corporation.

Real Estate Purchase Price Allocation

We account for our acquisitions in accordance with Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standard No. 141, “Business Combinations” (“SFAS 141”). Upon acquisition of a property, we allocate the purchase price of the property to the tangible and intangible assets acquired and the liabilities assumed based on estimated fair values. Acquisitions of

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

portfolios of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available. Allocations to the individual assets and liabilities are based upon comparable market sales information for land and estimates of depreciated replacement cost of equipment, building and site improvements. In allocating the purchase price, we determine whether the acquisition includes intangible assets or liabilities. Substantially all of the leases in place at acquired properties are at market rates, as the majority of the leases are month-to-month contracts. Accordingly, to date we have not allocated any portion of the purchase price to above or below market leases. We also consider whether in-place, at market leases represent an intangible asset. The Company recorded $877,089 in intangible assets to recognize the value of in-place leases related to its acquisitions in 2008. Additionally, we do not expect, nor to date have we, recorded intangible assets for the value of tenant relationships because we will not have concentrations of significant tenants and the average tenant turnover is fairly frequent.

Evaluation of Possible Impairment of Real Property Assets

Management will continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate assets, including those held through joint ventures may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate assets may not be recoverable, we will assess the recoverability of the real estate assets by determining whether the carrying value of the real estate assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the real estate assets to the fair value and recognize an impairment loss. As of December 31, 2008, no impairment losses have been recognized.

Consolidation Considerations for our Investments in Joint Ventures

The FASB issued Interpretation No. 46 (“FIN 46R”) (revised December 2003), “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51” (“ARB 51”), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity. Before concluding that it is appropriate to apply the ARB 51 voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity (VIE). We will evaluate, as appropriate, our interests, if any, in joint ventures and other arrangements to determine if consolidation is appropriate. As of December 31, 2008 and 2007, we have not invested in any unconsolidated joint ventures.

Revenue Recognition

Management believes that all of our leases are operating leases. Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month. Revenues from any long-term operating leases will be recognized on a straight-line basis over the term of the lease. The excess of rents received over amounts contractually due pursuant to the underlying leases is included in accounts payable and accrued liabilities in our consolidated balance sheets and contractually due but unpaid rents is included in other assets.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

Allowance for Doubtful Accounts

Tenant accounts receivable are reported net of an allowance for doubtful accounts. Management’s estimate of the allowance is based upon a review of the current status of tenant accounts receivable. It is reasonably possible that management’s estimate of the allowance will change in the future.

Depreciation of Real Property Assets

Our management is required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives.

Depreciation of our real property assets is charged to expense on a straight-line basis over the estimated useful lives as follows:

Description	Standard Depreciable Life
Land	Not Depreciated
Buildings	30 to 35 years
Site Improvements	7 to 10 Years

Corporate assets, consisting primarily of furniture, fixtures and equipment are depreciated on a straight-line basis over the estimated useful lives ranging from 3 to 5 years, and are included in other assets on our consolidated balance sheets.

Intangible Assets

The Company has allocated a portion of its real estate purchase price to in-place leases. The Company is amortizing in-place leases on a straight –line basis over 17 to 22 months (the estimated future benefit period). At December 31, 2008, the purchase price allocated to in-place leases was $877,089. Amortization expense of in-place leases was $148,735 for the year ended December 31, 2008. The Company estimates annual amortization expense of in-place leases will be approximately $604,000 for 2009 and $125,000 for 2010.

Amortization of Deferred Financing Costs

Costs incurred in connection with obtaining financing are deferred and amortized on a straight-line basis over the term of the related loan, which is not materially different than the effective interest method. Amortization expense of deferred financing costs was $88,427 for the year ended December 31, 2008. The Company estimates annual amortization expense of deferred financing costs will be $77,374 for 2009.

Organizational and Offering Costs

Our Advisor will fund organization and offering costs on our behalf. We are required to reimburse our Advisor for such organization and offering costs; provided, however, our Advisor must reimburse us within 60 days after the end of the month in which the Offering terminates to the extent we

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Such costs will be recognized as a liability when we have a present responsibility to reimburse our Advisor, which is defined in our Advisory Agreement as the date we satisfied the minimum offering requirements of the Primary Offering (which occurred on May 22, 2008). If at any point in time we determine that the total organization and offering costs are expected to exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering, we will recognize such excess as a capital contribution from our Advisor. As of December 31, 2008, we do not believe total organization and offering costs will exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering. Offering costs are recorded as an offset to additional paid-in capital, and organization costs are recorded as an expense.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, tenant accounts receivable, other assets, accounts payable and accrued liabilities, distributions payable and amounts due to affiliates approximate fair value because of the relatively short-term nature of these instruments. The carrying value of the secured promissory note obtained in connection with the acquisition of real estate assets approximates fair value because of the relatively short-term nature of the instrument and based upon management’s estimates of current interest rates and terms available to the Company.

Minority Interest in Consolidated Subsidiary

Due to our control through our general partnership interest in our Operating Partnership and the limited rights of the limited partner, our Operating Partnership, including its wholly owned subsidiaries, is consolidated with the Company and the limited partner interest is reflected as minority interest in the accompanying consolidated balance sheets. The minority interest was initially reported at the $200,000 capital investment from the Advisor and was subsequently adjusted for the limited partner’s share of current year losses and distributions. If the minority interest’s share of losses will cause the minority interest balance to be less than zero, the minority interest balance will be reported as zero unless there is an obligation of the minority interest holders to fund those losses. Any losses in excess of the minority interest will be charged against stockholders’ equity. If future earnings materialize, stockholders’ equity will be credited for all earnings up to the amount of losses previously absorbed.

Income Taxes

We expect to make an election to be taxed as a Real Estate Investment Trust (“REIT”), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2008. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT’s ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we will be organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

We have elected to treat the TRS as a taxable REIT subsidiary. In general, the TRS may perform additional services for tenants of the Company and generally may engage in any real estate or non-real estate related business. The TRS will be subject to corporate federal and state income tax. The TRS follows SFAS No. 109, “Accounting for Income Taxes,” which requires the use of the asset and liability method. Deferred income taxes will represent the tax effect of future differences between the book and tax bases of assets and liabilities. The TRS commenced operations on September 25, 2008. For the year ended December 31, 2008, the TRS had an operating loss for financial reporting purposes of approximately $2,600. Accordingly, a valuation allowance has been established against any deferred tax assets relating to the TRS. For the year ended December 31, 2008, the Company is expected to have an operating loss for tax purposes. Therefore, 100% of the distributions paid on our common shares represent a return of capital.

Per Share Data

We report earnings per share pursuant to SFAS No. 128, “Earnings Per Share.” Basic earnings per share attributable for all periods presented are computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share are computed based on the weighted average number of shares and all potentially dilutive securities, if any.

New Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to elect to measure many financial instruments and certain other items at fair value. Upon adoption of SFAS No. 159, an entity may elect the fair value option for eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option may only be made at initial recognition of the asset or liability or upon a re-measurement event that gives rise to new-basis accounting. The decision about whether to elect the fair value option is applied on an instrument-by-instrument basis is irrevocable and is applied only to an entire instrument and not only to specified risks, cash flows or portions of that instrument. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value nor does it eliminate disclosure requirements included in other accounting standards. We adopted SFAS No. 159 effective January 1, 2008, and did not elect the fair value option for any existing eligible items.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 does not impose fair value measurements on items not already accounted for at fair value; rather it applies, with certain exceptions, to other accounting pronouncements that either require or permit fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market. The standard clarifies that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In February 2008, the FASB issued Staff Position No. 157-2, “Effective Date

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

of FASB Statement No. 157” (“FSP FAS 157-2”), which delays the effective date of SFAS No. 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis until fiscal years beginning after November 15, 2008. We adopted the provisions of SFAS No. 157 for assets and liabilities recognized at fair value on a recurring basis effective January 1, 2008. The partial adoption of SFAS No. 157 did not have a material impact on our financial statements since we have no assets or liabilities that are recognized at fair value on a recurring basis as of December 31, 2008.

In October 2008, the FASB issued FASB Staff Position FAS 157-3 (“FSP FAS 157-3”), “Determining the Fair Value of a Financial Asset When the Market For That Asset is Not Active”, which clarifies the application of FASB 157, Fair Value Measurements, in a market that is not active. Among other things, FSP FAS 157-3 clarifies that determination of fair value in a dislocated market depends on facts and circumstances and may require the use of significant judgment about whether individual transactions are forced liquidations or distressed sales. In cases where the volume and level of trading activity for an asset have declined significantly, the available prices vary significantly over time or among market participants, or the prices are not current, observable inputs might not be relevant and could require significant adjustment. In addition, FSP FAS 157-3 also clarifies that broker or pricing service quotes may be appropriate inputs when measuring fair value, but are not necessarily determinative if an active market does not exist for the financial asset. Regardless of the valuation techniques used, FSP FAS 157-3 requires that an entity include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks. FSP FAS 157-3 was effective upon issuance and includes prior periods for which financial statements have not been issued. The Company has adopted FSP FAS 157-3, which did not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,”, which replaced SFAS No. 141, “Business Combinations,” or SFAS 141. SFAS 141(R) requires the acquiring entity in a business combination to measure the assets acquired, liabilities assumed and any non-controlling interests at their fair values on the acquisition date. The statement also requires that the acquisition-related transaction costs be expensed as incurred. In addition, acquisition-related restructuring costs are to be capitalized only if they meet certain criteria. SFAS 141 (R ) is effective for all business combinations occurring in fiscal years beginning after December 15, 2008, which for us is the fiscal year beginning January 1, 2009. The adoption of this standard is expected to materially impact the Company’s future financial results to the extent that the Company acquires significant amounts of real estate assets, as related acquisition costs will be expensed as incurred compared to current practice of capitalizing such costs and amortizing them over the estimated useful life of the assets acquired.

The FASB has issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements (as amended)”, which amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies, among other matters, that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements as opposed to being reported as liabilities or in the mezzanine section of the balance sheet. This statement becomes effective for all fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, which for us is the fiscal year beginning January 1, 2009. Earlier adoption is prohibited. The adoption of this statement will result in the minority interest currently classified in the “mezzanine”

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

section of our balance sheets to be reclassified as a component of stockholders’ equity, and minority interest’s share of income or loss will no longer be recorded in the statement of operations.

On November 13, 2008, the FASB ratified EITF consensus on EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”). EITF 08-6 addresses questions about the potential effect of SFAS No. 141R and SFAS No. 160 on equity-method accounting under Accounting Principles Board (“APB”) Opinion 18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”). EITF 08-6 generally continues existing practices under APB 18 including the use of a cost-accumulation approach to initial measurement of the investment. EITF 08-6 does not require the investor to perform a separate impairment test on the underlying assets of an equity method investment. However, an equity-method investor is required to recognize its proportionate share of impairment charges recognized by the investee, adjusted for basis differences, if any, between the investee’s carrying amount for the impaired assets and the cost allocated to such assets by the investor. EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years and shall be applied prospectively. The adoption of the pronouncement is not expected to have a material impact on the Company since we currently have no equity method investments.

On December 11, 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, “Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP FAS 140-4 and FIN 46R-8”). This FSP includes disclosure objectives and requires public entities to provide additional year-end and interim disclosures about transfers of financial assets and involvement with variable interest entities. The requirements apply to transferors, sponsors, servicers, primary beneficiaries, and holders of significant variable interests in a variable-interest entity or qualifying special purpose entity. FSP FAS 140-4 and FIN 46R-8 is effective for the first interim period or fiscal year ending after December 15, 2008. The Company does not believe that the adoption of FSP FAS 140-4 and FIN 46R-8 will have an impact on the Company’s financial statements as the Company does not currently have significant variable interests.

Note 3. Real Estate Facilities

Biloxi, Mississippi and Gulf Breeze, Florida

On September 25, 2008, we acquired self storage facilities located in Biloxi, Mississippi (Biloxi Property) and Gulf Breeze, Florida (Gulf Breeze Property), from U-Store It, L.P., an unaffiliated third party for a total purchase price of $10,760,000 plus closing costs and acquisition fees. We paid our Advisor $269,000 in acquisition fees in connection with this acquisition. The acquisition was funded by net proceeds from the Offering and a $4 million loan secured by the Biloxi Property and Gulf Breeze Property (See Note 4).

The Biloxi Property is a 596-unit self storage facility that sits on approximately 5.9 acres and contains approximately 66,600 rentable square feet of self storage space. The Gulf Breeze Property is a 705-unit self storage facility that sits on approximately 3.0 acres and contains approximately 80,000 rentable square feet of self storage space.

We have accounted for the acquisition of these properties in accordance with FAS 141. We have made the following purchase price allocations: $2,461,846 to land, $7,057,787 to building, $833,794 to site improvements and $780,358 to intangible assets for in-place leases. The operating results of these

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

acquired facilities have been included in the Company’s operations since the acquisition date of September 25, 2008.

Manassas, Virginia

On December 19, 2008, we acquired a self storage facility located in Manassas, Virginia (Manassas Property) from Godwin Stor-It, LLC, an unaffiliated third party for a total purchase price of $4,700,000 plus closing costs and acquisition fees. We paid cash for the entire purchase price and paid our Advisor $117,500 in acquisition fees in connection with this acquisition.

The Manassas Property is a 500-unit self storage facility that consists of five two-level storage buildings that sit on approximately 2.3 acres and contain approximately 49,900 rentable square feet of self storage space.

We have accounted for the acquisition of this property in accordance with SFAS 141. We have made the following purchase price allocations: $1,050,519 to land, $3,416,788 to building, $324,517 to site improvements and $96,731 to intangible assets for in-place leases. The operating results of this acquired facility have been included in the Company’s operations since the acquisition date of December 19, 2008.

Note 4. Secured Promissory Note

On September 25, 2008, in connection with the acquisition of the Biloxi Property and the Gulf Breeze Property, we entered into a $4 million secured promissory note with Spectrum Realty Mezzanine Fund I, LLC (the “Spectrum Promissory Note”).

The Spectrum Promissory Note matures on March 25, 2009, with the entire principal balance and all accrued interest coming due on such date, subject to three one-month extensions upon mutual consent for an additional fee. The Spectrum Promissory Note bears a fixed interest rate of 13.0%, and we paid a loan fee in the amount of 3.0% of the funded loan amount at the loan closing. The Spectrum Promissory Note provides for interest-only payments payable monthly. We may repay all or a portion (in at least $500,000 increments) of the Spectrum Promissory Note without penalty, at any time, upon 15 days written notice. The Spectrum Promissory Note is secured by a deed of trust on our interest in the Biloxi Property, a mortgage on our interest in the Gulf Breeze Property and certain of the assets of the borrowing entities. In addition, we and our Operating Partnership both executed a guaranty in favor of the lender guaranteeing the payment of the Spectrum Promissory Note. For the year ended December 31, 2008, the Company paid $141,555 of interest expense related to this note. In March 2009, the Spectrum Promissory Note was repaid in full. See Note 10.

Deferred financing costs totaling $165,800 were paid in connection with the Spectrum Promissory Note and are being amortized over the life of the note, which is six months. Amortization of these deferred financing costs totaled $88,427 for the year ended December 31, 2008.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

Note 5. Related Party Transactions

Fees to Affiliates

We have executed an advisory agreement with our Advisor and a dealer manager agreement with our dealer manager, which entitles our Advisor and our dealer manager to specified fees upon the provision of certain services with regard to the Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor in providing services to us.

Pursuant to the terms of the agreements described above, the following related party costs were incurred for the year ended December 31, 2008 and any related amounts payable as of December 31, 2008 are summarized below:

	Year Ended December 31, 2008 Incurred	Payable
Expensed
Reimbursement of operating expenses (including organizational costs)	$1,206,272	$210,796
Asset management fees	32,067	11,161
Property management fees	22,418	7,308
Capitalized
Acquisition fees and closing costs	419,700	—
Prepaid expenses and other assets	184,282	184,282
Additional Paid-in Capital
Selling commissions	1,443,133	36,931
Dealer management fee	618,486	15,828
Reimbursements of offering costs	2,614,110	705,708

Total	$6,540,468	$1,172,014

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

Advisory and Dealer Manager Agreements

We do not expect to have any employees. Our Advisor will be primarily responsible for managing our business affairs and carrying out the directives of our board of directors.

Organizational and Offering Costs

Organizational and offering costs of the Offering are being paid by our Advisor on our behalf and will be reimbursed to our Advisor from the proceeds of the Offering. Organizational and offering costs consist of all expenses (other than sales commissions and the dealer manager fee) to be paid by us in connection with the Offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse our Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the Offering; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. Our Advisor must reimburse us within 60 days after the end of the month which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering.

Dealer Manager Agreement

U.S. Select Securities LLC, as dealer manager, will be entitled to receive a sales commission of up to 7.0% of gross proceeds from sales in the Primary Offering and a dealer manager fee equal to up to 3.0% of gross proceeds from sales in the Primary Offering. Our dealer manager will enter into participating dealer agreements with certain other broker-dealers to authorize them to sell our shares. Upon sale of our shares by such broker-dealers, our dealer manager will re-allow all of the sales commissions paid in connection with sales made by these broker-dealers. Our dealer manager may also re-allow to these broker-dealers a portion of the 3.0% dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our dealer manager, payment of attendance fees required for employees of our dealer manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our dealer manager is also entitled to receive a reimbursement of bona fide due diligence expenses up to 0.5% of the gross proceeds from sales in the Primary Offering.

Advisory Agreement

Our Advisor will be entitled to receive various fees and expenses under the terms of our Advisory Agreement. As discussed above, we are required under our Advisory Agreement to reimburse our Advisor for organization and offering costs; provided, however, our Advisor must reimburse us within 60 days after the end of the month in which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Our Advisory Agreement also requires our Advisor to reimburse us to the extent that offering expenses including sales commissions, dealer manager fees and organization and offering expenses are in excess of 15% of gross proceeds from the Offering. Our Advisor will receive acquisition fees equal to 2.5% of the contract purchase price of each property we

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

acquire plus reimbursement of acquisition expenses estimated to be 1.0% of the contract purchase price. Our Advisor will also receive a monthly asset management fee for managing our assets equal to 0.0833% of the aggregate asset value, as defined, of our assets. Under our Advisory Agreement, our Advisor receives fees in an amount equal to up to one-half of the total real estate commission paid but in no event to exceed an amount equal to 3.0% of the contract sale price for each property we sell as long as our Advisor provides substantial assistance in connection with the sale. The total disposition fees paid (including fees paid to third parties) may not exceed the lesser of a competitive real estate commission or an amount equal to 6.0% of the contract sale price of the property. Our Advisor may also be entitled to various subordinated fees if we (1) list our shares of common stock on a national exchange, or (2) in the alternative we terminate our Advisory Agreement or liquidate our portfolio.

Our Advisory Agreement provides for reimbursement of our Advisor’s direct and indirect costs of providing administrative and management services to us. Commencing four fiscal quarters after the acquisition of our first real estate asset, our Advisor must pay or reimburse us the amount by which our aggregate annual operating expenses exceed the greater of 2% of our average invested assets or 25% of our net income, as defined, unless a majority of our independent directors determine that such excess expenses were justified based on unusual and non-recurring factors. For any fiscal quarter for which total operating expenses for the 12 months then ended exceed the limitation, we will disclose this fact in our next quarterly report or within 60 days of the end of that quarter and send a written disclosure of this fact to our stockholders. In each case the disclosure will include an explanation of the factors that the independent directors considered in arriving at the conclusion that the excess expenses were justified.

Property Management Agreement

Strategic Storage Property Management, LLC, our property manager, will be entitled to receive a fee for its services in managing our properties equal to 6.0% of the gross revenues from the properties plus reimbursement of the direct costs of managing the properties. In the event that the property manager assists with the development or redevelopment of a property, we may pay a separate market-based fee for such services.

Employee and Director Long-Term Incentive Plan

We have adopted an Employee and Director Long-Term Incentive Plan (“the Plan”) which provides for the grant of awards to our directors and full-time employees (should we ever have employees), directors and full-time employees of our Advisor, affiliate entities and full-time employees of such entities that provide services to us, and certain consultants to us and to our Advisor or to affiliate entities that provide services to us. Awards granted under the Plan may consist of restricted stock, stock options, stock appreciation rights, distribution equivalent rights and other equity-based awards. The term of the Plan is 10 years. The total number of shares of common stock reserved for issuance under the Plan is equal to 10% of our outstanding shares of stock at any time. As of December 31, 2008, no awards had been granted under the Plan.

Note 6. Commitments and Contingencies

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan that allows our stockholders to have dividends and other distributions otherwise distributable to them invested in additional shares of our common stock.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

We have registered 10,000,000 shares of common stock for sale pursuant to the distribution reinvestment plan. The plan became effective on the effective date of our initial public offering. The purchase price per share is to be the higher of $9.50 per share or 95% of the fair market value of a share of our common stock. No sales commission or dealer manager fee will be paid on shares sold through the distribution reinvestment plan. We may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days prior written notice to stockholders. As of December 31, 2008, we have sold 12,417 shares through our distribution reinvestment plan.

Share Redemption Program

We have adopted a share redemption program that will enable our stockholders to sell their stock to us in limited circumstances. As long as our common stock is not listed on a national securities exchange or over-the-counter market, our stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by us. We may redeem the shares of stock presented for redemption for cash to the extent that we have sufficient funds available to fund such redemption. The amount that we may pay to redeem stock is expected to be the redemption price set forth in the following table which is based upon the number of years the stock is held:

Number Years Held	Redemption Price

Less than 1	No Redemption Allowed

1 or more but less than 2	92.5% of purchase price

2 or more but less than 3	95.0% of purchase price

3 or more but less than 4	97.5% of purchase price

4 or more	100.0% of purchase price

The purchase price shall equal the amount paid for the shares until the price in the Primary Offering changes or a net asset value is calculated. The redemption price is subject to adjustment as determined from time to time by our board of directors. At no time will the redemption price exceed the price at which we are offering our common stock for sale. As of December 31, 2008, no shares have been purchased by the Company.

Redemption Rights

The limited partners of our Operating Partnership will have the right to cause our Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of our shares, or, at our option, we may purchase their limited partnership units by issuing one share of our common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances which could cause us to lose our REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our Advisor pursuant to our Advisory Agreement.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

Note 7. Declaration of Distributions

On December 16, 2008, our board of directors declared a distribution rate for the first quarter of 2009 of $0.00191781 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 7% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on our books at the close of business on each day during the period, commencing on January 1, 2009 and continuing on each day thereafter through and including March 31, 2009.

Note 8. Pro Forma Financial Information (Unaudited)

The following table summarizes on an unaudited pro forma basis the combined results of operations of the Company for the year ended December 31, 2008, as if the Company’s acquisitions discussed in Note 3 were completed as of January 1, 2008. This pro forma information does not purport to represent what the actual results of operations of the Company would have been for the period indicated, nor do they purport to predict the results of operations for future periods.

Year Ended December 31, 2008
Net revenues	$1,843,095
Loss before minority interest in loss of subsidiary	$(1,806,247)
Net loss	$(1,766,021)
Loss per common share	$(1.53)

Note 9. Selected Quarterly Data (Unaudited)

The following is a summary of quarterly financial information for the year ended December, 31, 2008:

	Three months ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Total revenues	$—	$—	$22,075	$343,576
Total operating expenses	$—	$517,713	$325,844	$838,113
Net income (loss)	$32	$(439,206)	$(349,243)	$(715,876)
Net income (loss) per share-basic and diluted	$0.32	$(5.47)	$(0.51)	$(0.45)

Note 10. Subsequent Events

Restricted Stock

On January 27, 2009, we issued 2,500 shares of restricted stock to each of our two independent board of directors. These shares will vest ratably over a period of four years from the date such director was appointed to our board of directors.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

Acquisitions

On February 12, 2009, we acquired three self storage facilities located in Walton, Kentucky, Crescent Springs, Kentucky and Florence, Kentucky, (the “Best Self Storage Portfolio”). We purchased the Best Self Storage Portfolio from unaffiliated third parties for a purchase price of $9.9 million plus closing costs and acquisition fees. We paid our Advisor $247,500 in acquisition fees in connection with this acquisition. The acquisition was funded by net proceeds from the Offering and two promissory notes totaling $4.5 million (the “Best Notes”) issued by the sellers. The Best Notes mature on February 12, 2014 and bear a fixed interest rate of 5% per annum during the first three of their five year terms and 6% per annum during the final two years of their five year terms. Mandatory prepayments of principal totaling $2.5 million are due on February 12, 2012. The Best Notes are secured by a mortgage, security agreement and financing statement on our interest in each of the three properties and are cross-collateralized.

Declaration of Dividends

On March 24, 2009, our board of directors declared a distribution rate for the second quarter of 2009 of $0.00191781 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 7% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on our books at the close of business on each day during the period, commencing on April 1, 2009 and continuing on each day thereafter through and including June 30, 2009.

Financing

On March 16, 2009, we, through two wholly-owned subsidiaries of our Operating Partnership, entered into a loan agreement and related secured promissory notes with BB&T Real Estate Funding LLC (“BB&T”) in the amount of $4,975,000 (collectively, the “BB&T Loan”). Proceeds from the BB&T Loan were used to pay off the Spectrum Promissory Note dated September 25, 2008, in the amount of $4,000,000, and to pay loan fees and closing costs in the amount of approximately $125,000, with additional proceeds to be used to fund future acquisitions and operating expenses. The BB&T Loan matures on April 1, 2012 and bears a variable interest rate of three-month LIBOR plus 450 basis points (4.50%), with a minimum interest rate to be charged of 6.50% per annum. The interest rate will be adjusted monthly throughout the term of the BB&T Loan. We paid total loan fees in the amount of 1.5% of the funded loan amount. The BB&T Loan provides for interest-only payments during the first year of the loan term. During the second and third years of the loan term, monthly principal and interest payments shall be payable based on a 30-year amortization schedule in the second year and a 25-year amortization schedule in the third year. After March 31, 2010, we may prepay all of the BB&T Loan upon 30 days written notice to BB&T.

The BB&T Loan is secured by a deed of trust on our interest in the Biloxi Property, a mortgage on our interest in the Gulf Breeze Property, and related improvements, rents, furniture, fixtures and other items. In addition, we executed a guaranty in favor of BB&T guaranteeing the payment of the BB&T Loan. Upon the payoff of the BB&T Loan, we shall owe BB&T an exit fee in the amount of 1% of the loan proceeds, half of which shall be waived by BB&T if the payoff is accomplished with financing provided by BB&T or one of its affiliates.

Offering Status

As of March 25, 2009, we have issued approximately 3.1 million shares of our common stock for gross proceeds of approximately $31.5 million.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2008

Description	ST	Encum- brance		Initial Cost to Company		Cost Capitalized Subsequent to Acquisition Building and Improvements	Gross Carrying Amount at December 31, 2008			Accumulated Depreciation	Date of Construction	Date Acquired	Life on which depreciation in latest income statement is computed
				Land	Building and Improvements		Land	Building and Improvements	Total
Biloxi	MS		(1)	$518,702	$2,847,676	$11,933	$518,702	$2,859,609	$3,378,311	$33,796	1980/1984/1992	09/25/2008	7 to 30 Years
Gulf Breeze	FL		(1)	1,943,144	5,043,905	9,541	1,943,144	5,053,446	6,996,590	51,175	1978/1982/2004	09/25/2008	7 to 30 Years
Manassas	VA			1,050,519	3,741,304	—	1,050,519	3,741,304	4,791,823	4,545	1996	12/19/2008	10 to 35 Years

				$3,512,365	$11,632,885	$21,474	$3,512,365	$11,654,359	$15,166,724	$89,516

(1)	These properties are encumbered through one Secured Promissory Note with an outstanding balance of $4 million as of December 31, 2008.

Activity in real estate facilities during 2008 was as follows:

2008
Real estate facilities
Balance at beginning of year	$—
Acquisitions	15,145,250
Improvements	21,474

Balance at end of year	$15,166,724

Accumulated depreciation
Balance at beginning of year	$—
Depreciation expense	89,516

Balance at end of year	$89,516

Real estate facilities, net	$15,077,208

S-1